Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Appoints New Chief Executive Officer

Brisbane, Australia, 29th March 2010. The Directors of Progen Pharmaceuticals (ASX: PGL, NASDAQ: PGLA) are delighted to announce the appointment of Sue MacLeman as Chief Executive Officer.

Sue MacLeman has extensive international senior management and leadership experience in product development and commercialisation in the biotechnology and pharmaceutical sector.

Sue graduated with a Bachelor of Pharmacy from the University of Queensland in 1984. In addition to pharmacy qualifications, Sue MacLeman has completed a Masters of Marketing degree at Melbourne University (Melbourne Business School) , a Masters of Commercial Law degree (Deakin University) and a Fellowship with the Australian College of Pharmacy Practice. She is also a Fellow of the Australian Institute of Company Directors. Sue is also a member of the Pharmaceutical Industry Council (PIC) and Pharmaceutical Industry Working Group (PIWG) and the Chair of the Pharmaceutical Industry Development Taskforce (PIDT).

In 1991 Sue joined the pharmaceutical industry with Schering Plough in the biotechnology business unit. She then went on to work with Amgen Inc and Bristol Myers Squibb Pharmaceuticals in the areas of oncology and infectious diseases medical, marketing, sales management and business development. In 2002 Sue took up the position of global Vice President for Agenix Ltd where she was responsible for the product development of the molecular clot imaging project. From 2004 to 2006 she was the CEO of publicly listed  biotechnology investment and management company EQiTX Ltd. Most recently Sue was CEO of RNAi therapeutics company Benitec Ltd.

“The appointment of Sue MacLeman is an important milestone in the strategic development of Progen Pharmaceuticals. Sue brings a wealth of oncology experience and an impressive track record of product development and commercialisation in the biotechnology sector.Sue’s appointment will greatly strengthen the Progen team at this important stage in the Company’s development” said Mr Stuart James, Non Executive Chairman, Progen Pharmaceuticals.

“I would like to thank Dr John Chiplin who has been interim CEO and over the next few months a transition plan is in place for John to step back into his Non Executive Board role with Sue coming on board as full time CEO” he added.

“I am delighted to be joining the team at Progen Pharmaceuticals. The Company is at an exciting stage and I have been very impressed both by the calibre of the people and the quality of the science. I look forward to working with the Board and Management Team to create real and sustainable shareholder value.” said Sue MacLeman.

Sue MacLeman will commence in the role on the 6th April 2010 and reports to the Progen Pharmaceuticals Board.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

Paul Dixon	Lee Horobin
Company Secretary	Company Secretary
+61 7 3842 3333	+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.